Descartes Announces Renewed Normal Course Issuer Bid for Common Shares

WATERLOO, ONTARIO, December 21, 2010 — Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX) announced acceptance by the Toronto Stock Exchange (the “TSX”) of Descartes’ Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”). Pursuant to the NCIB, Descartes proposes to purchase through the facilities of the TSX and/or the NASDAQ Global Select Market (“NASDAQ”) or such other permitted means, from time to time, if it is considered advisable, up to an aggregate of 4,997,322 common shares of Descartes, representing approximately 10% of the public float (within the meaning of the rules of the TSX), being 49,973,220 common shares as of December 13, 2010. As of December 13, 2010, Descartes had 61,595,077 issued and outstanding common shares.

Purchases of common shares under the NCIB may commence on December 23, 2010 and will conclude on the earlier of the date on which purchases under the bid have been completed and December 22, 2011. Other than block purchase exceptions, daily purchases on the TSX will be limited to 29,868 common shares.  The NCIB does not require Descartes to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice. The specific timing and amount of share purchases will vary based on market conditions, regulatory requirements and other factors.  All purchases are expected to be made through the facilities of the TSX and/or NASDAQ in accordance with its respective rules and policies or through other permitted means (including through other published markets) at the prevailing market price of such shares on NASDAQ or the TSX at the time of the acquisition or as otherwise permitted.  All common shares purchased by Descartes pursuant to the NCIB will be cancelled.

The Board of Directors of Descartes believes that the proposed purchases are in the best interests of Descartes and are a desirable use of Descartes’ funds.

On December 18, 2009, Descartes announced that it was making a normal course issuer bid to purchase up to 5,458,773 common shares of Descartes through the facilities of the TSX and/or NASDAQ (the “2009 Normal Course Issuer Bid”). Descartes did not purchase any shares under the bid, which commenced on December 23, 2009 and will expire on December 22, 2010.  On December 1, 2010, Descartes announced its intention to renew the normal course issuer bid effective as of the expiration of the 2009 Normal Course Issuer Bid.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is a premier provider of Global Trade Compliance, Supply Chain Execution and Mobile Resource Management services. Descartes' Global Logistics Network (GLN) unites global businesses and trading partners, allowing them to collaborate in a cost effective way and maximize productivity and efficiency. Trading partners that connect to the GLN join Descartes' Federated Network, the world's most extensive multi-modal business network with over 35,000 trading partners connected, including ground carriers, airlines, ocean carriers, freight forwarders, third-party providers of logistics services customs house brokers, freight payment agencies, manufacturers, retailers, distributors, mobile services providers and regulatory agencies. Descartes is headquartered in Waterloo, Ontario, Canada and has offices in North America, EMEA and Asia-Pacific. More information and industry updates are available athttp://www.descartes.com/and http://blog.descartes.com.

# # #
Descartes Investor Contact:
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ intentions with respect to the NCIB and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the severity and length of the current global economic downturn; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the sufficiency of capital and the ability to raise capital to continue Descartes’ acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed from time to time with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2010. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.